UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number: 001-38631

CHEER HOLDING, INC.

19F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China 100016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Other Events

On May 12, 2025, Cheer Holding, Inc. (the “Company”) issued a press release announcing the results of its Annual General Meeting, which was held earlier that day in Beijing, China. At the Annual General Meeting, shareholders: (1) re-elected Mr. Ke Chen as a Class III director of the Company until the 2028 annual general meeting of the Company or until his respective successors is duly appointed and qualified; (2) ratified the appointment of Enrome LLC as the independent registered public accounting firm of the Company for the financial year ending December 31, 2025; (3) approved to increase the number of authorized Class A ordinary shares of a par value of US$0.001 each (“Class A Shares”) from 200,000,000 to 500,000,000; and (4) approved to authorize the board of directors to implement a share consolidation for the Class A Shares, at such times as it deems appropriate, and in its discretion, to select a ratio of 1-for-10, 1-for-25 or 1-for-50.

A copy of the press release is attached hereto as Exhibit 99.1.

Incorporation by Reference

This report and Exhibit 99.1 to this Form 6-K shall be deemed to be incorporated by reference in the registration statements of on Form S-8 (File No. 333-282386) and on Form F-3 (File No. 333-279221), each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

Exhibit Index

Exhibit	Exhibit Description
99.1	Press Release, dated May 12, 2025, regarding results of Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cheer Holding, Inc.

	By:	/s/ Bing Zhang
	Name:	Bing Zhang
	Title:	Chief Executive Officer
Dated: May 12, 2025

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